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UNITED STATES
[redacted]ECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

15027101

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/14 and ending 12/31/14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XMS Capital Partners, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
321 N. Clark Street, Suite 2440
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Theodore Brombach (312) 262-5642
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Theodore Brombach**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

OFFICIAL SEAL
NICOLE DUDDLESTON
Notary Public - State of Illinois
My Commission Expires Jul 26, 2017

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
XMS Capital Partners, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of XMS Capital Partners, LLC and Subsidiaries (the Company), which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, changes in members' equity and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements and supplementary information. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of XMS Capital Partners, LLC and Subsidiaries' consolidated financial statements. The Supplementary Information is the responsibility of XMS Capital Partners, LLC and Subsidiaries' management. Our audit procedures included determining whether the Supplementary Information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 13, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
Current Assets	
Cash and cash equivalents	$ 2,871,439
Accounts receivable	382,465
Investments in common stock, at fair value	36,000
Investment in limited liability company, at cost	116,718
Prepaid expenses and deposits	52,019
Total Current Assets	3,458,641
Property and Equipment	
Vehicles	127,438
Leasehold Improvements	31,917
Office equipment	22,313
Computer equipment and software	11,375
Furniture and fixtures	93,884
	286,927
Less: accumulated depreciation and amortization	131,868
Net Property and Equipment	155,059
TOTAL ASSETS	$ 3,613,700
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable	$ 474,747
Deferred rent	10,856
Current portion of obligations under capital leases	2,376
Total Current Liabilities	487,979
Long-Term Liabilities	
Obligations under capital leases	8,683
Members' Equity	3,117,038
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,613,700

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
DECEMBER 31, 2014

	2014
Revenue	$ 12,002,066
Operating Expenses	
Compensation	7,238,773
Communications	154,917
Occupancy	222,498
Other	1,406,325
Total Operating Expense	9,022,513
Operating Income	2,979,553
Other Expense	
Unrealized loss on investments	149,591
Other	56,251
Total Other Expense	205,842
Income Before Provision For State Income Taxes	2,773,711
Provision For State Income Taxes	31,963
Net Income	2,741,748
Currency translation adjustments	25,063
Comprehensive Income	$ 2,766,811

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
DECEMBER 31, 2014

	Members' Equity	Accumulated Other Comprehensive Loss	Total Members' Equity
Balance – December 31, 2013	$ 2,489,364	$ (216,744)	$ 2,272,620
Currency translation adjustments		25,063	25,063
Distributions	(1,922,393)	-	(1,922,393)
Net Income	2,741,748	-	2,741,748
Balance – December 31, 2014	$ 3,308,719	$ (191,681)	$ 3,117,038

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2014

	2014
Cash Flows From Operating Activities:	
Net Income	$ 2,741,748
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,988
Loss on disposal of property and equipment	17,154
Loss on investments	149,617
Changes in foreign currency translation	6,512
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	(185,329)
Prepaid expenses and deposits	(50,212)
Increase (decrease) in:	
Accounts payable	220,195
Accrued income tax	(18,926)
Deferred rent	8,859
Total adjustments	174,858
Net Cash Provided By Operating Activities	2,916,606
Cash Flows From Investing Activities	
Purchase of property and equipment	(69,249)
Cash allowance received for furniture	95,071
Net Cash Used By Investing Activities	25,822
Cash Flows From Financing Activities	
Payments on obligations under capital leases	(2,703)
Members' distributions	(1,922,393)
Net Cash Used By Financing Activities	(1,925,096)
Net Increase In Cash and Cash Equivalents	1,017,332
Cash and Cash Equivalents – Beginning of Year	1,854,107
Cash and Cash Equivalents – End of Year	$ 2,871,439
Cash Paid During The Year For:	
Interest	$ 2,002
State income taxes, net of refunds	$ 31,963

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2014

1 - Nature Of Business

XMS Capital Partners, LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves clients in the United States and abroad.

The Company was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to SEC Rule 15c3-3 under subparagraph (k)(2)(i), due to its limited business as stated in its FINRA membership agreement.

In 2012, the Company created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (XMS Ireland), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, the Company created a wholly-owned subsidiary, XMS Capital Partners UK Limited (XMS UK), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

2 - Summary Of Significant Accounting Policies

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to ten years.

No provision for federal taxes on income is required since the members report their proportionate shares of taxable income in their respective income tax returns. The Company is subject to certain state taxes.

In accordance with U.S. generally accepted accounting principles, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2014.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2011.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company has an investment in a limited liability company where its ownership in the limited liability company is less than 20%. As such, this investment is carried at cost.

The Company recognizes consulting revenue for services as they are provided. Contingent revenues are recorded when earned based on the closing date of the transaction. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined that no allowance for doubtful accounts is necessary as of December 31, 2014.

Management has evaluated subsequent events through February 13, 2015, the date when the consolidated financial statements were available to be issued.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. The functional currency of the three cash accounts in Dublin, Ireland, one is in Euros, one is in Sterling, and one is in USD. The functional currency of the cash account in London, England is Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2014.

4 - Major Customers

Revenue from four clients amounted to approximately 67% of total revenue for the year ended December 31, 2014.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements

The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Loss	Fair Value
2014			
Novelos Therapeutics, Inc.	$ 150,000	$ (119,100)	$ 30,900
ZBB Energy Corporation	18,500	(13,400)	5,100
Total	$ 168,500	$ (85,600)	$ 36,000

6 - Investment in Limited Liability Company

The Company holds a 1% investment in BioProcess Algae, LLC that is accounted for on the cost method. As of December 31, 2014 the company value is currently being held in 226 units valued at $116,718. In 2012, the Company was issued 182.973 common membership units of BioProcess Algae, LLC, valued at $267,821 at the time of the transaction, in lieu of fees due the Company. Subsequently, the Company made additional cash contributions of $75,000. Therefore, the cost of the investment was $342,821.

It is not practicable to estimate the fair value of the Company's investment in the limited liability company due to the lack of quoted market prices. Management is not aware of any events or changes in circumstances that would adversely affect the fair value of the investment. Therefore, management has determined that there is no impairment of this investment.

7 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $392 through November 2017. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Depreciation on the copier, included in depreciation expense, was $3,279 for the year ended December 31, 2014.

Assets recorded under capital lease consisted of the following at December 31:

	2013
Copier	$ 16,394
Less: accumulated amortization	7,104
Net equipment held under capital lease	$ 9,290

The Company leased office space in Evanston, Illinois under an operating lease agreement commencing September 1, 2008. Rental payments of approximately $6,880 are payable monthly. The Company is also responsible for its pro-rata share of operating expenses and real estate taxes. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $174,103. The Evanston, Illinois lease was terminated on February 28, 2014.

The Company began leasing new office space in Chicago, Illinois under an operating lease agreement commencing March 1, 2014 through February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of credit is provided by RiverWood bank. Rent expense, including the operating expenses, was $222,498 for the year ended December 31, 2014.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating
2015	$ 109,527
2016	112,423
2017	115,317
2018	118,213
2019	121,108
Thereafter	535,575
Total	$ 1,112,163

XMS Capital Partners Ireland Limited rented an office space on a month to month basis 750 Euros a month plus applicable VAT tax January through November 2014. In December 2014 they moved to a new office with an agreement month to month for 1250 Euros plus applicable VAT.

XMS Capital Partners UK limited started renting office space on May 1, 2014 on a month to month basis for 20 Sterling a month plus applicable VAT tax.

8 - Interest Expense

Interest expense on all debt and capital leases was $2,002 for the year ended December 31, 2014.

9 - 401(k) Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for the year ended December 31, 2014.

10 - Commitments

The Company is expecting to make distributions to the members in 2015 equal to 40% of the 2014 taxable income to cover the related tax burden of its members. The amount is expected to be approximately $600,000 and is expected to be paid by April 15, 2015.

11 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners USA entity. XMS Capital Partners USA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $7,961. As of December 31, 2014, the Company had net capital of $2,095,426 as calculated in accordance with Rule 15c3-1, which was $2,087,465 in excess of its SEC required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.06 to 1.

SUPPLEMENTARY INFORMATION

NOTE: The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(i) of that rule. Therefore the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDERIES

COMPUTATION OF CONSOLIDATED NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital consolidated		
Total members' equity		$ 3,117,038
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,117,038
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		3,117,038
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment	155,059	
	-	
Receivables and other assets	434,484	
Haircuts on securities:		
Money market funds	8,578	
Investment	260,578	
		858,699
Total Net Capital		$ 2,258,339
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 8,683
Other accounts payable and accrued expenses		487,979
Total Aggregate Indebtedness		$ 496,662
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 33,111
Excess Net Capital		$ 2,225,228
Ratio: Aggregate Indebtedness to Net Capital		.22 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2014)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$ 3,497,486
consolidated adjustment		380,448
Net Capital per above		$ 3,117,038

XMS CAPITAL PARTNERS, LLC
U.S. ONLY
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net Capital		
Total members' equity		$ 3,497,486
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,497,486
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		3,497,486
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment	155,059	
	-	
Receivables and other assets	977,846	
Haircuts on securities:		
Money market funds	8,578	
Investment	260,578	
		1,402,061
Total Net Capital		$ 2,095,425
Aggregate Indebtedness		
Items included in statement of financial condition:		
Capital lease obligations		$ 8,683
Other accounts payable and accrued expenses		110,732
Total Aggregate Indebtedness		$ 119,415
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required		$ 7,961
Excess Net Capital		$ 2,087,464
Ratio: Aggregate Indebtedness to Net Capital		.06 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2014)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report, as amended		$ 3,497,486
No audit adjustments		
Net Capital per above		$ 3,497,486

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
XMS Capital Partners, LLC and Subsidiaries

We have reviewed management's statements, included in the accompanying exemption report, in which (1) XMS Capital Partners, LLC and Subsidiaries identified the following provisions of 17 C.F.R. section 15c3-3(k) under which XMS Capital Partners, LLC and Subsidiaries claim an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) XMS Capital Partners, LLC and Subsidiaries stated that XMS Capital Partners, LLC and Subsidiaries met the identified exemption provisions throughout the most recent period from June 1, 2014 through December 31, 2014 without exception. XMS Capital Partners, LLC and Subsidiaries' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about XMS Capital Partners, LLC and Subsidiaries compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 13, 2015

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

XMS
CAPITAL PARTNERS

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 13, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- XMS Capital Partners, LLC is a broker/dealer registered with the SEC and FINRA.

- XMS Capital Partners, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.

- XMS Capital Partners, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of XMS Capital Partners, LLC.

- XMS Capital Partners, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1st, 2014 through December 31, 2014 without exception.

- XMS Capital Partners, LLC has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period of June 1st, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: Managing Partner - Theodore J. Brombach

321 N. Clark St., Suite 2440, Chicago, IL 60654
Phone (312) 262-5642

XMS CAPITAL PARNTERS, LLC AND SUBSIDIARIES

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

To the Members
XMS Capital Partners, LLC and Subsidiaries

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by XMS Capital Partners, LLC and Subsidiaries and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating XMS Capital Partners, LLC and Subsidiaries' compliance with applicable instructions of the General Assessment Reconciliation (Form SIPC-7). XMS Capital Partners, LLC and Subsidiaries' management is responsible for XMS Capital Partners, LLC and Subsidiaries' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the trial balance and the general ledger detail, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the trial balance and general ledger detail, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 13, 2015

XMS CAPITAL PARTNERS, LLC AND SUBSIDIARIES
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$24,936
Less Payments Made:		
Date Paid	Amount	
7-28-14	$16,482	
		(16,482)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		$8,454
Payment made with Form SIPC 7		$8,454

See Accountant's Report

XMS CAPITAL PARTNERS. LLC AND SUBSIDIARIES
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2014

Total revenue	$11,439,706
Additions:	
None	
Total additions	0
Deductions:	
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business.	588,053
Total interest and dividend expense, but not In excess of total interest and dividend income	2,002
Rental and retainer income	875,000
Total deductions	$1,465,055
SIPC NET OPERATING REVENUES	$9,974,651
GENERAL ASSESSMENT @ .0025	$24,936

See Accountant's Report